Exhibit A

Sapiens Reports 25% Revenue Growth in Q4 2010 Reaching $14.7M;
2010 Non-GAAP Operating Profit Reached $8.3M

Double-digit Growth demonstrated across all financial measures in Q4 and in full year 2010, covering revenue, profits and cash flow

Cary, N.C. – February 22, 2011 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative software solutions and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announced today its results of operations for the fourth quarter and full year ended December 31, 2010.

2010 Fourth Quarter Results from Operations

•	Revenues for the fourth quarter of 2010 reached $14.67 million, a 25% increase over revenues announced in Q4 2009.
•	Operating profit reached $1.94 million, a 28% growth when compared to Q4 of 2009.
•	Net income reached $1.71 million, 36% increase compared to Q4 of 2009.

Year-to-Date Results

•	Revenues for 2010 reached $52.24 million, a 14% increase over revenues in 2009.
•	Operating profit reached $6.71 million, a 26% growth when compared to 2009.
•	Net income reached $6.15 million, a 46% increase compared to 2009.

Balance Sheet and Liquidity

As of December 31, 2010, the Company's consolidated cash and cash equivalents totaled $ 16.18 million, demonstrating financial strength and stability with total shareholders’ equity of $ 34.12 million which represents 62% of the total balance sheet.

Growth of revenue and profit are attributed to organic expansion of the Company’s business globally, including expansion of business with existing clients, a testimony to their confidence in Sapiens and its team. In addition, the acquisition of Harcase, a provider of Policy Administration solutions for the insurance industry, also contributed to the Company’s growth.

“We are very proud of our achievements in 2010. Our non-GAAP basis operating profit for 2010 reached $8.31 million, representing 15.8% of our total revenue. We were focused on growth in 2010 and this remains a key focus for 2011.” Roni Al-Dor, President and CEO of Sapiens International Corporation commented. “During 2010, we completed the acquisition of Harcase and integrated RapidSure into our insurance solutions portfolio. We expanded our investments in sales, marketing and R&D, and grew our business through expanding our strong client base.“

“As we enter 2011”, continued Al-Dor, “we will continue to establish our leadership in the market. Recently we signed a major deal with one of the largest financial institutions in the US, and this is expected to be reflected in our 2011 and 2012 results.

Reconciliation between U.S. GAAP and Non-GAAP results is summarized in the following table. For a complete reconciliation, please refer to the tables at the end of this release.

U.S. Dollars in thousands, except per share amounts

	For the three months ended		For the year ended
U.S GAAP basis	12/31/2010	12/31/2009	12/31/2010	12/31/2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues	14,667	11,767	52,235	45,695
Operating profit	1,938	1,512	6,711	5,341
Net income	1,706	1,262	6,152	4,201
Basic earnings per share	0.08	0.06	0.28	0.19
Diluted earnings per share	0.07	0.06	0.27	0.19

NonGAAP

Revenues	14,667	11,767	52,235	45,695
Operating profit	2,408	2,118	8,306	6,531
Net income	2,152	1,868	7,688	5,391
Basic earnings per share	0.10	0.09	0.34	0.25
Diluted earnings per share	0.09	0.09	0.34	0.25

U.S. GAAP results include amortization of capitalized software developments, capitalization of software development costs, amortization related to new acquisition and stock-based compensation expenses.

Comment Regarding Non-GAAP
Sapiens' management believes that the presentation of non-GAAP measures can enhance the understanding of the company’s ongoing economic performance, and provides useful information to investors regarding financial and business trends relating to the company’s financial condition and results of operations. Sapiens therefore uses internally the non-GAAP information to evaluate and manage the Company’s operations.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Sapiens believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Sapiens' results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Sapiens' results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of GAAP to Non-GAAP Results at the end of this release.

About Sapiens
Sapiens International Corporation N.V. is a leading global provider of business solutions for the insurance industry, helping modernize business processes and enabling insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information, please visit www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

For More Information
Roni Giladi
Chief Financial Officer
Sapiens International
Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com

Roni Al-Dor
Chief Executive Officer
Sapiens International
Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	31/12/2010	31/12/2009

	(Unaudited)	(Audited)
Assets

Cash and cash equivalents	$16,182	$11,172
Trade receivables, net	5,511	5,132
Other current assets	3,031	3,008
Total current assets	24,724	19,312

Property and equipment, net	1,161	897
Other assets, net	29,184	25,565

Total assets	$55,069	$45,774

Liabilities and shareholders' equity

Trade payables	$1,693	$1,197
Other liabilities and accrued expenses	11,646	10,199
Deferred revenue	6,517	6,991
Total current liabilities	19,856	18,387

Long-term debt and other long-term liabilities	1,095	972
Shareholders' equity	34,118	26,415

Total liabilities and shareholders' equity	$55,069	$45,774

*) Sapiens issued and outstanding share capital as December 31, 2010 are 22,413,710 and 22,062,916 respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the year ended
	12/31/2010	12/31/2009	12/31/2010	12/31/2009

	Unaudited	Unaudited	Unaudited	Audited

Revenues	$14,667	$11,767	$52,235	$45,695
Cost of revenues	$8,176	$7,388	$29,921	$26,571
Gross Profit	6,491	4,379	22,314	19,124

Operating expenses
Research and development, net	$979	$950	$3,293	$2,735
Selling, marketing, general and administrative	$3,574	$1,917	$12,310	$11,048
Operating Profit	1,938	1,512	6,711	5,341

Financial expenses, net	$307	$132	$364	$880
Other expenses (income), net	$(117)	$118	$177	$260

Net Income	$1,748	$1,262	$6,170	$4,201

Attributetable to non-controlling interest	$42	$-	$18	$-
Net income attributable to Sapiens	$1,706	$1,262	$6,152	$4,201

Earnings per share
Basic	$0.08	$0.06	$0.28	$0.19
Diluted	$0.07	$0.06	$0.27	$0.19

Weighted average number of shares used to computation of earnings (loss) per share

Basic	22,059	21,591	21,912	21,591
Diluted	22,842	21,593	22,499	21,592

SAPIENS INTERNATIONAL CORPORATION N.V.
Reconciliation of GAAP to Non-GAAP results
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the year ended
	12/31/2010	12/31/2009	12/31/2010	12/31/2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP operating profit	1,938	1,512	6,711	5,341
Amortization of intangibles assets and compensation related to acquisition	444		701
Amortization of capitalized software	1,563	1,352	5,869	4,623
Capitalization of software development	(1,622)	(851)	(5,387)	(3,692)
Stock-based compensation	85	105	412	259
Total adjustments to GAAP	470	606	1,595	1,190
Non-GAAP operating profit	2,408	2,118	8,306	6,531

GAAP net income	1,706	1,262	6,152	4,201
Total adjustments to GAAP as above	470	606	1,595	1,190
Deferred taxes related to acquisition	(20)		(55)
Non-GAAP net income	2,156	1,868	7,692	5,391

Non-GAAP basic earnings per share	0.10	0.09	0.35	0.25
Non-GAAP diluted earnings per share	0.09	0.09	0.34	0.25

Weighted average number of shares used to computation of earnings per share
Basic	22,059	21,591	21,912	21,591
Diluted	22,842	21,593	22,499	21,592